MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 14, 2019 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and nine months ended December 31, 2018. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2018 and 2017, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2018. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

•	the condition of the global economy;

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	product development delays;

•	changes in the availability or price of labour and supplies;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY®, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 256 issued patents worldwide, including 66 issued U.S. patents, and in excess of 270 additional patent applications, 45 of which are U.S. patent applications.

RIGHTS OFFERING

On February 13, 2018, the Company completed a rights offering (the “Rights Offering”) for 6,114,361 common shares at $0.57 per common share for gross proceeds of $3,485,186, and net proceeds of $3.36 million. Burcon issued to each shareholder one right (the “Right”) for each common share held by such shareholder. Every four Rights entitled the holder thereof to purchase one common share in the Company at a price of $0.57 per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

Subject to certain conditions, Dr. Allan Yap (“Dr. Yap”), the Company’s former Chairman and Chief Executive Officer (see Board of Directors Change and Appointments section below), agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 4,728,397 common shares being issued under the Rights Offering. As more than 50% of the Rights Offering was subscribed, Dr. Yap was not required to fulfill his obligations under the Standby Commitment. As consideration for the Standby Commitment, Dr. Yap was entitled to receive share purchase warrants (“Standby Warrants”) to acquire up to 1,182,099 common shares at an exercise price of $0.69 per common share that would be exercisable up to February 13, 2020. In accordance with the policies of the TSX, the issuance of the Standby Warrants to Dr. Yap was subject to shareholder approval, which was granted at Burcon's annual general meeting (“AGM”) held on September 6, 2018. The Standby Commitment Agreement gave rise to a financial asset and liability, which were initially recorded at fair value as a derivative asset and liability of $53,904, respectively, with the change in fair value to be recorded through profit and loss. As noted above, Dr. Yap was not required to fulfill his obligations under the Standby Commitment, and therefore the change in the fair value of the derivative asset of $53,904 was recognized as a financing expense during fiscal 2018.

The Standby Warrants were issued after they were approved at the AGM. Burcon estimated the value of the Standby Warrants to be $199,118 using the Black-Scholes option pricing model and has recorded $145,214, being the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, as financing expense during the second quarter of this year.

CONVERTIBLE NOTE

On May 12, 2016, the Company issued a convertible note (the “Note”) to Large Scale Investments Limited (“Large Scale”), a wholly-owned subsidiary of PT International Development Corporation Limited (“PT International”), formerly ITC Corporation Limited, an entity that had significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of $1.9 million. The Note has a term of three years (the “Maturity Date”) and bears interest at 8% per annum, compounded monthly. The Principal Amount and the accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by the Company. Large Scale may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

On September 28, 2018, Mr. Alan Chan, a director of the Company, through his wholly-owned company, Firewood Elite Limited (“Firewood”), acquired all the issued and outstanding shares of the wholly-owned subsidiaries of PT International that had significant influence over Burcon, including Large Scale that issued the Note to the Company.

Burcon has the right, before the Maturity Date, upon written notice to the Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of the Large Scale, Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for the five trading days immediately prior to the date such interest is due and payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

The conversion option was recorded as a derivative liability. Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

Pursuant to the terms of the Note, the conversion price had to be adjusted upon the completion of a rights offering. Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the rights offering that completed on November 30, 2016, being November 3, 2016, from $4.01 per share to $3.99 per share.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at March 31, 2018 were as follows: expected volatility of 99%, expected dividend per share of nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at March 31, 2018, the fair value of the net derivative liability was estimated to be $5,384 and the change (decrease) in fair value of the derivative liability of $89,508 was recorded for the year ended March 31, 2018. As the valuation assumptions did not change significantly from March 31, 2018 to December 31, 2018, no change in the fair value of the derivative liability was recorded for the nine months ended December 31, 2018.

SHORT-TERM LOAN

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the “Loan”). The Loan has a term of six months, bears interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion and may be drawn in two tranches. Up to $500,000 of the Loan may be drawn by Burcon in the first tranche (the “Closing Date”) with the remaining $500,000 available to be drawn by Burcon thereafter by providing a funding request of at least five business days. The amounts drawn on the Loan and the accrued interest will be payable on the earlier of six months from the Closing Date, the occurrence of an event of default as set out in the Loan, or voluntary prepayment by the Company. Burcon completed the first drawdown of $500,000 on November 30, 2018 and paid a commitment fee of $10,000 on the same date.

The net proceeds from the Rights Offering, the Note and the Loan have been used and will continue to be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies and pursue new related products; negotiating terms and securing a strategic alliance for the commercialization of Burcon’s pea protein extraction and purification technology; fund activities associated with Burcon’s obligations under the License and Production Agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) for the commercialization of Burcon’s CLARISOY® soy protein; filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; continued research and development of Burcon’s other protein extraction and purification technologies; and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

BOARD OF DIRECTORS CHANGE AND APPOINTMENTS

On January 15, 2019, Burcon announced that Dr. Allan Yap resigned from his positions as Chairman, director and Chief Executive Officer (“CEO”) of the Company. The board of directors (the “Board”) has appointed Dr. Lorne Tyrrell, as Chairman of the Board and Mr. Johann Tergesen as CEO. Dr. Tyrrell first joined Burcon’s Board in December 2009 and was appointed Lead Director in February 2016. Mr. Tergesen has served as Burcon’s president and chief operating officer since September 2000 and also served as a member of the Company’s Board from November 1998 to September 2012.

On January 14, 2019, Large Scale acquired from Dr. Yap 1,566,719 common shares of Burcon. As at the date of this MD&A, Mr. Alan Chan is deemed to beneficially own 11,433,287 common shares, representing 26.02% of the issued and outstanding shares of Burcon.

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Pea protein is increasing in popularity as a plant-based protein ingredient that can be used in a wide variety of food products. One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins. Compared to other plant-based proteins, pea proteins are also more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

Despite peas and pea protein being widely accepted and consumed, Burcon has, in the process of discussions with potential strategic partners, been informed by major food and beverage manufacturers that they require all of its procured ingredients to be Generally Regarded as Safe (“GRAS”) approved to ensure consistent quality safety in their end-products. Burcon successfully obtained self-affirmed GRAS status for its Peazazz® pea protein products in 2017 and has completed its submission to the U.S. Food and Drug Administration (“FDA”) for GRAS notification in June 2018. Similar to Burcon’s GRAS notification for its canola proteins, the FDA will review Burcon’s submission and either respond with further challenge to Burcon’s safety claims or respond with a no objection letter.

During the first three quarters of this year, the Winnipeg Technical Centre (“WTC”) continued with process optimization and testing needed for a production facility, as well as further development and improvement of Burcon’s other protein processes. The WTC evaluated rental equipment needed for full-scale production. Work also continued on other protein products to improve the colour and flavour. Our laboratory conducted testing and sensory evaluation on products produced. Burcon also continued its discussions with a select group of potential partners with respect to the commercialization of Peazazz®. The WTC produced significant quantities of products for inventory and outgoing samples to potential partners for testing and evaluation. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties, but no assurance can be provided that an agreement will be reached.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

CLARISOY®

Through its Soy Agreement with Burcon, ADM has an exclusive license to produce, market and sell CLARISOY® soy protein worldwide. In November 2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY® production facility at its North American headquarters in Decatur, Illinois.

CLARISOY® 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY® 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY® 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY® portfolio is being produced, marketed and sold by this new business unit. Their marketing activities were supported by CLARISOY® samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

Since the launch of CLARISOY™ 100, ADM has launched several CLARISOY™ variants. The following table summarizes the CLARISOY™ product lines marketed by ADM:

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 100	High viscosity	Yes	Low pH beverage systems
CLARISOY™ 110	Low viscosity	Yes	Low pH shots High protein meal replacement beverages Collagen replacement
CLARISOY™ 120	Agglomerated High viscosity	Yes	Powdered Low Protein Low pH beverages
CLARISOY™ 150	High viscosity	No	Low pH beverage systems Coffee creamers
CLARISOY™ 170	High viscosity	No	Neutral pH for dairy protein replacement
CLARISOY™ 180	Low viscosity	No	Neutral pH for high protein replacement beverages

Among the variations of CLARISOY® ADM has developed, ADM is currently focusing on marketing CLARISOY® as an economical, high-quality plant-based dairy alternative that provides greater cost stability and comparable nutrition. ADM’s team has developed and demonstrated products to showcase CLARISOY®’s ability to deliver reliable performance in a wide range of applications, including fortifying vegan applications with a dairy-free protein source without compromising taste.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

For the sixth year in a row, ADM featured CLARISOY® at the 2018 Institute of Food Technologists Food Expo in Chicago, IL, since the initial launch in 2013. ADM demonstrated a non-dairy take on cheese tea, a sweet and salty treat that’s trending in Asia and making its way to the U.S., by complementing oolong tea with a creamy frothy topping using CLARISOY®.

ADM also highlighted the features and functions of CLARISOY® in coffee creamer and beverages at the Food Ingredients Asia trade show in 2017 held in Bangkok, Thailand.

ADM has launched an energy drink suitable for vegans made with CLARISOY® that is available in US and European markets.

These products demonstrate the use of CLARISOY® in products that are aligned with consumer trends that favour health and nutrition, with a focus on plant-based ingredients.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY®. During the three and nine months ended December 31, 2018, Burcon recorded royalty revenues of $14,170 and $28,446, respectively (2017 - $14,041 and $41,590). While ADM has announced that it has successfully commissioned the first full-scale commercial CLARISOY® production facility, future sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY® patent portfolio.

Other

During fiscal 2018, Burcon applied for accreditation from Health Canada’s Office of Controlled Substances to conduct research for the future commercial production of purified cannabinoid extracts. Burcon has submitted an application for a Controlled Drugs and Substances Dealers License to Health Canada and intends to also pursue partnering opportunities with growers and suppliers of hemp and cannabis input materials.

Burcon continued work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities. Burcon’s extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp. The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the second quarter, Burcon was granted a patent covering the technologies for the production of Peazazz® pea protein. Burcon continued the maintenance and prosecution of its patent applications.

Burcon currently holds 66 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola protein isolate applications, as well as patents covering composition of matter. In addition, Burcon has a further 45 patent applications currently filed with the USPTO.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 256 issued patents covering inventions that include the 66 granted U.S. patents. Currently, Burcon has over 270 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at December 31, 2018, Burcon has not yet generated any significant revenues from its technology. For the three and nine months ended December 31, 2018, the Company recorded a loss of $1,155,000 and $3,532,000 ($0.03 and $0.08 per share), respectively, as compared to $1,509,000 and $4,222,000 ($0.04 and $0.11 per share) in the same periods last year. Included in the loss amount are $193,000 (2017 - $358,000) of stock-based compensation (non-cash) costs, interest expense of $217,000 (2017 - $199,000), unrealized foreign exchange gain of $12,000 (2017 (loss) - $37,000), amortization of property and equipment of $80,000 (2017 - $107,000), decrease in fair value of derivative liability of $nil (2017 - $89,000), and non-cash financing expense of $145,000 (2017 - (recovery) - $99,000).

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows: (unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2018	2017	2018	2017
Salaries and benefits	293	302	864	978
Laboratory operation	63	98	201	284
Rent	22	22	66	65
Amortization of property and equipment	20	35	78	105
Analyses and testing	9	10	44	40
Travel and meals	3	4	8	18
	410	471	1,261	1,490

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the three and nine months ended December 31, 2018 is stock-based compensation expense of $32,000 and $104,000, respectively (2017 - $49,000 and $186,000). The cash portion of salaries and benefits decrease by $32,000 for the nine months ended December 31, 2018 as compared to the prior period due mostly to the termination of an employee in the third quarter of fiscal 2018. Lab operation expenses decreased by $35,000 and $83,000 for the three and nine months ended December 31, 2018, respectively, due mostly to lower repairs and maintenance expenses this year and higher equipment rental expenses in the first two quarters of fiscal 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

Intellectual property expenses
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2018	2017	2018	2017
Patent fees and expenses	319	530	827	1,320
Trademark	-	-	2	1
	319	530	829	1,321

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs. Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Patent costs decreased by $211,000 and $492,000 for the three and nine months ended December 31, 2018, respectively, over the same periods last year. The bulk of the decrease was due mostly to decreases in the soy portfolio, with the balance in the pea and canola portfolios. To conserve cash resources, the Company has been deferring maintenance payments on certain patents and limiting its patent prosecution activities to only strategic patents.

From inception, Burcon has expended $17.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2018	2017	2018	2017
Salaries and benefits	228	269	697	832
Office supplies and services	59	43	145	137
Financing expense	30	-	180	(94)
Other	19	19	60	60
Professional fees	17	42	57	128
Travel and meals	14	31	38	75
Investor relations	11	42	59	153
Transfer agent and filing fees	2	19	29	55
	380	465	1,265	1,346

Salaries and benefits

Included in salaries and benefits for the three and nine months ended December 31, 2018 is stock-based compensation expense of $28,000 and $89,000, respectively, (2017 –$49,000 and $172,000). For the three and nine months ended December 31, 2018, the cash portion of salaries and benefits decreased by $20,000 and $52,000, respectively, as compared to the same periods last year. The decrease was mainly due to the termination of an employee, and lower directors’ fees due to less meetings held during the first and second quarters of this year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

Investor relations

Investor relations expenses decreased by $31,000 and $94,000 for the three and nine months ended December 31, 2018, respectively, over the comparative periods due to decreases in U.S. investor relations consulting fees of $10,000 and $38,000, respectively, and decreases in the Nasdaq annual fee of $15,000 and $45,000, respectively, due to the delisting from the Nasdaq (see Nasdaq Listing section).

Professional fees

Professional fees decreased by $25,000 and $71,000 for the three and nine months ended December 31, 2018, respectively, over the comparative periods. This was due mainly to decreases in consulting fees and a reduction in external audit and review fees due to the suspension of U.S. reporting obligations (see Nasdaq Listing section).

Financing expense

Burcon recorded $30,000 of financing expenses during this quarter related to the Loan. During the second quarter, Burcon recorded non-cash financing expense of $145,000 following the issuance of the Standby Warrants, being the amount by which the fair value of the Standby Warrants value of the derivative liability exceeded the Standby Commitment. In the second quarter of fiscal 2018, Burcon recorded a credit of $98,617 to financing expense, being the amount by which the value of the derivative liability from the Standby Commitment that completed in 2016 exceeded the fair value of the related Standby Warrants.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the condensed consolidated interim financial statements that cast significant doubt over the Company’s ability to continue as a going concern. As at December 31, 2018, the Company had not earned significant revenues from its technology, had an accumulated deficit of $92.5 million (March 31, 2018 - $89.0 million). During the nine months ended December 31, 2018, the Company incurred a loss of $3.5 million (2017 - $4.2 million) and had negative cash flow from operations of $3.2 million (2017 - $3.4 million). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. In November 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan of up to $1.0 million (see Short Term Loan above). At December 31, 2018, the Company had cash and cash equivalents of $749,000. The Company estimates its cash resources will be sufficient to fund its operations to March 2019. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from ADM’s CLARISOY® full-scale commercial facility. Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all. The Company is in the process of negotiating various financing options for its short-term and long-term funding requirements to maintain its operations and to fund its development activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

During the nine months ended December 31, 2018, Burcon recorded royalty revenues of $28,000 (2017 - $42,000). As noted above, ADM confirmed in November 2016 that it had successfully commissioned the first full-scale CLARISOY® production facility. However, future royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the nine months ended December 31, 2018, was $3,153,000, as compared to $3,360,000 in the comparative period. The decrease of $207,000 is mainly attributed to a decrease in IP expenditures of $492,000, G&A expenditures of $242,000, R&D expenditures of $120,000 and realized foreign exchange loss of $8,000. This was offset by decreases in interest and other income of $50,000 and royalty income of $13,000. The decrease in the cash flows of $592,000 from the movement in non-cash working capital items is due mostly to the timing of accounts payable and accrued liabilities for patent legal fees and expenses.

At December 31, 2018, Burcon had negative working capital of $2.4 million (March 31, 2018 – positive working capital of $2.9 million). In addition to the decrease in cash and cash equivalents of $2.7 million from March 31, 2018, the classification of the Note and the related accrued interest of $2.4 million from non-current to current liabilities in the current quarter, as well as the Loan and related accrued interest of $509,000, offset by a decrease in accounts payable and accrued liabilities of $309,000 contributed to the decrease of $5.3 million in working capital from March 31, 2018 to December 31, 2018. As at December 31, 2018, Burcon was not committed to significant capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility. Burcon is continuing to defer the prosecution of certain non-strategic patent applications as a temporary cost-cutting measure and is continuing to defer the maintenance fees for certain non-core patent applications. This does not affect the strength of Burcon’s patent portfolio. Burcon may expend up to a further $900,000 in patent expenditures for the balance of this fiscal year.

The Company’s financial instruments are its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, as well as the derivative liabilities related to the Standby Commitment, the Note and the Loan.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, the Note and the Loan that bear interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2018, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.52% and 1.64% per annum, respectively, (2017 –1.21% and 1.02% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2018 is estimated to be a $7,000 increase or decrease in interest income per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at December 31, 2018 was $3,470,000, all of which is due within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.  The fair value of the conversion option and prepayment option related to the Note, included in derivative liability, is a level 3 fair value. The methods and assumptions used to determine the fair value are described in the convertible note section above.

The fair value of the Note approximates the carrying value as at December 31, 2018 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2018 and March 31, 2018:

(in thousands of dollars)

As at December 31, 2018
	At fair	Loans and	Financial	Fair value
	value	receivables	liabilities at
	through		amortized
	profit or		cost
	loss
	$	$	$	$
Financial assets
Cash and cash equivalents	-	749	-	749
Amounts receivable	-	39	-	39
Total	-	788	-	788

Financial liabilities
Accounts payable and accrued liabilities	-	-	492	492
Short-term loan	-	-	500	500
Convertible note	-	-	1,970	1,970
Accrued interest	-	-	478	478
Derivative liability	5	-	-	5
Total	5	-	3,440	3,445

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

As at March 31, 2018
	At fair	Loans and	Financial	Fair value
	value	receivables	liabilities at
	through		amortized
	profit or		cost
	loss
	$	$	$	$
Financial assets
Cash and cash equivalents	-	3,421	-	3,421
Amounts receivable	-	154	-	154
Total	-	3,575	-	3,575

Financial liabilities
Accounts payable and accrued liabilities	-	-	804	804
Convertible note	-	-	1,906	1,906
Accrued interest	-	-	325	325
Derivative liabilities	59	-	-	59
Total	59	-	3,035	3,094

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2018 and March 31, 2018, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	December 31, 2018	March 31, 2018
	(unaudited)
U.S. Dollars (in thousands)
Cash and cash equivalents	$166	$389
Amounts receivable	10	6
Accounts payable and accrued liabilities	(14)	(100)
Net exposure	$162	$295

Canadian dollar equivalent (in thousands)	$222	$381

Based on the above net exposure at December 31, 2018, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of $22,000 (March 31, 2018 - $38,000) in the Company’s loss from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

OUTSTANDING SHARE DATA

As at December 31, 2018 and the date of this MD&A, Burcon had 43,941,536 common shares outstanding, 3,559,583 stock options that are convertible to an equal number of shares at a weighted average exercise price of $4.32 per share. Burcon also has issued a convertible note that may be converted into 507,614 common shares at an exercise price of $3.94 per common share and share purchase warrants that may be converted into 1,182,099 common shares at a weighted average exercise price of $0.69 per share.

QUARTERLY FINANCIAL DATA
(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
	December 31,	September		March 31,
	2018	30, 2018	June 30, 2018	2018
Revenue, foreign exchange gain, interest and other income	34	15	24	146
Loss for the period	(1,155)	(1,301)	(1,076)	(1,401)
Basic and diluted loss per share	(0.03)	(0.03)	(0.02)	(0.03)

	Three months ended
	December 31,	September		March 31,
	2017	30, 2017	June 30, 2017	2017
Revenue, foreign exchange gain, interest and other income	24	35	34	125
Loss for the period	(1,509)	(1,287)	(1,426)	(1,364)
Basic and diluted loss per share	(0.04)	(0.03)	(0.04)	(0.04)

Included in the first, second and fourth quarters of last year and the fourth quarter loss of fiscal 2017 is a gain of $73,000, $16,000, $1,000 and $7,000, respectively, for the change in the fair value of the derivative liability related to the Note. Included in the first, second and third quarter of this year, and the first, second, third and fourth quarter loss of last year and the fourth quarter loss of fiscal 2017 are $68,000, $65,000, $60,000, $126,000, $134,000, $98,000, $130,000 and $98,000, respectively, of stock-based compensation expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

Included in the second quarter of this year, the first and second quarter of last year and the fourth quarter of fiscal 2017 are foreign exchange losses of $5,000, $19,000, $28,000, $11,000, and $12,000, respectively. Included in the first and third quarter of this year, the third and fourth quarters of last year, are foreign exchange gains of $6,000, $12,000, $3,000, $14,000, respectively. Included in the second quarter of this year and the second quarter of last year is non-cash financing expense of $145,000 and a credit of $99,000, respectively, related to the difference between the fair value of the standby warrants issued and the derivative liability pursuant to the rights offerings. Included in the fourth quarter of last year is non-cash financing expense of $54,000 related mostly to the derivative assets that were written off when the guarantors of the 2018 and 2016 rights offerings were not required to fulfill their obligations under the respective rights offerings.

RELATED PARTY TRANSACTIONS

The Company engaged a company that is controlled by PT International for the following related party transactions. Up to September 27, 2018, PT International had significant influence over Burcon. Effective from September 28, 2018, PT International was related to the Company by virtue of a common director and common officers.

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2018 is $18,752 and $56,255, respectively, (2017 - $18,752 and $57,548) for office space rental, and equipment rental.

For the three and nine months ended December 31, 2018, included in general and administrative expenses (management fees) is $nil and $120, respectively (2017 - $10 and $500) for services provided to the Company. At December 31, 2018, $nil (March 31, 2018 - $20) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2018, included in interest and other income is $4,876 and $10,825, respectively (2017 - $2,506 and $10,952) for management services provided by the Company. At December 31, 2018, $673 (March 31, 2018 - $413) of this amount is included in amounts receivable.

Following shareholder approvals received at the AGM held on September 6, 2018, 1,182,099 share purchase warrants were issued to Dr. Yap, with an estimated fair value of $199,117. The Company recorded $145,213, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, as financing expense.

On November 13, 2018, the Company entered into a loan agreement with Large Scale, a company wholly-owned by Mr. Alan Chan who is a director of Burcon, for an unsecured loan of up to $1.0 million. $500,000 was outstanding as at December 31, 2018 and the Company recorded interest expense of $9,205 for the three months ended December 31, 2018 (2017 - $nil). The Company also paid a commitment fee of $10,000 to Large Scale and recorded same as financing expense during this quarter.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements, except as discussed below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation as well as the derivative liability related to the Standby Commitment and the derivative liability related to the Note (see notes 5 and 6 to the condensed consolidated interim financial statements for assumptions used by management) and goodwill.

NEWLY ADOPTED ACCOUNTING STANDARDS AND AMENDMENTS

IFRS 15 - Revenue from Contracts with Customers

Effective April 1, 2018, the Company has adopted IFRS 15 – Revenue from Contracts with Customers. The standard supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations. This standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

Once the ADM Agreement became an exclusive license it was considered to be a sale of the intellectual property, IFRS 15 requires that Burcon has to record the transaction price based on expected proceeds to be received. However, any variable consideration elements of the price should only be recognised to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As the amount of royalty revenues to be received from ADM cannot be ascertained at this time the Company continues to recognize revenue once notification from ADM regarding the quarterly royalties has been received.

The Company elected to apply IFRS 15 using a modified retrospective approach. However, for the reasons discussed above, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

IFRS 9 - Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

Effective April 1, 2018, the Company has adopted IFRS 9 Financial Instruments. IFRS 9 supersedes IAS 39 Financial Instruments: Recognition and Measurement. The standard makes changes to the previous guidance on the classification and measurement of financial assets and liabilities and introduces an expected credit loss model for the impairment of financial assets.

The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had only a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS Interpretations Committee.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted. The Company has reviewed its leases and since it does not have any long-term leases for its office premises and a limited number of minor leases, the new standard will not have a significant impact on the consolidated financial statements. The Company will apply the standard on a modified retrospective basis in the first quarter of fiscal 2020.

NASDAQ LISTING

During fiscal 2018, the Nasdaq Stock Market LLC (“Nasdaq”) notified the Company that it did not meet certain continued listing requirements, including the minimum bid price requirement and the shareholders’ equity requirement and that the Company would be subject to delisting if such requirements were not met within a certain time period. As part of its appeal with Nasdaq Hearings Panel (the “Panel”), Burcon received notification that the Panel granted approval of Burcon’s request to transfer its listing to the Nasdaq Capital Market from the Nasdaq Global Market, effective February 7, 2018. The continued listing of the Company’s common shares on the Nasdaq Capital Market was subject to certain conditions, including closing the 2018 Rights Offering and having shareholders’ equity of over US $2.5 million and providing the Panel with updates on how it plans to continue to maintain compliance with the continued listing requirements of the Nasdaq Capital Market. The Company expected that it would be granted an additional 180-day grace period to regain compliance with the Nasdaq’s minimum bid price requirement.

As the 2018 Rights Offering was not fully subscribed, the Company was not eligible for the additional 180-day grace period to regain compliance with the minimum bid price requirement. After careful consideration, the board of directors of Burcon determined that it was in the overall best interest of the Company to withdraw the appeal of the delisting. The decision was based on several factors, including the board’s assessment of the probability of the Company regaining compliance with the continued listing requirements, an analysis of the benefits of continued listing weighed against the onerous regulatory burden and significant costs associated with maintaining continued listing, and the fact that the Nasdaq Capital Market only provided a secondary trading platform as the Company has no intention of raising capital in the US market. On April 24, 2018, the Company informed the Panel that it would withdraw its appeal of the delisting. Burcon’s shares suspended trading on the Nadsaq Capital Market effective at the open of business on April 27, 2018.

The Company filed a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the United States Securities and Exchange Commission (the “SEC”) on June 4, 2018 to delist the Company’s common shares from the Nasdaq Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The delisting became effective on June 14, 2018 and the deregistration became effective on September 3, 2018. The Company also filed a Form 15 on June 15, 2018 with the SEC to suspend its reporting obligations under Section 15(d) of the Exchange Act. The Company’s reporting obligations with the SEC were suspended upon the filing of the Form 15 and shall remain suspended for as long as the Company continues to meet the criteria for such suspension on the first day of any subsequent fiscal year. The Company’s common shares are quoted for trading in the United States on the OTC Pink Open Market operated by OTC Markets Group, under the ticker “BUROF”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended December 31, 2018 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2018 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 256 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 66 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – In November 2016, Burcon announced that ADM had successfully commissioned the first full-scale commercial CLARISOY® production facility. There can be no assurance that ADM will be able to successfully market and sell the products produced from this facility to provide meaningful royalties to Burcon. Burcon is dependent on ADM to commercialize its CLARISOY® soy protein. In addition, Burcon has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate significant revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY® soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. While Burcon has been in discussions with potential strategic partners for the commercialization of Peazazz®, no strategic alliance has been formed as at the date of this MD&A. Moreover, the rising popularity of pea proteins has resulted in more companies entering the market to produce pea proteins that could compete with Burcon’s Peazazz® pea protein. Burcon must also secure a strategic partner for its canola protein isolates. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Even if Burcon commercializes a product or products, its business strategy may not be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

History of operating losses and financing requirements– Burcon has accumulated net losses of $92.5 million from its date of incorporation through December 31, 2018. While ADM has successfully commissioned the first full-scale commercial CLARISOY® production facility, Burcon has not yet reported significant cash royalty revenue. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its product application trials. Burcon expects to continue to incur substantial losses for the foreseeable future. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $74.8 million from the sale or issuance of equity securities, $2.0 million from the issuance of a convertible note and $1.0 million from the issuance of debt. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at December 31, 2018, Burcon had $749,000 in cash and cash equivalents. Burcon believes that it has sufficient capital to fund the current level of operations through March 2019. Burcon will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations. The inherent risk in investing in companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. While Burcon is in the process of negotiating various financing options for its short-term and long-term funding requirements to maintain its operations and to fund its development activities, there can be no assurance that additional financing may be available on acceptable terms, if at all. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. Therefore, conditions do exist, as described in the Liquidity and Financial Position section above and in the condensed consolidated interim financial statements that cast significant doubt over the Company’s ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2018 and 2017

OUTLOOK

In the near-term, Burcon will work to finalize its immediate financing needs to maintain its current level of operations and will continue its negotiations for its long-term funding requirements to achieve its overall business objectives.

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its Peazazz® pea protein technology.

Pea
Burcon’s goal is to identify additional multi-national food ingredient providers to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy
Burcon will continue to support ADM with its commercialization of CLARISOY® soy protein products.